November 26, 2008

Humberto P. Alfonso
Senior Vice President and Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, Pennsylvania 17033

> **Re:** **The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2008**
> **File No. 1-00183**
> **Response Letter Dated November 24, 2008**

Dear Mr. Alfonso:

We refer you to our comment letter dated November 12, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance